Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

Corporate Office	TSX: SMT
NYSE AMERICAN: SMTS
Suite 2100, 79 Wellington St W.	BVL: SMT
Toronto, ON, Canada M5K 1H1
www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 and 9M 2018 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	9

5.	RESULTS OF OPERATIONS	15

6.	SUMMARIZED FINANCIAL RESULTS	23

7.	QUARTERLY FINANCIAL REVIEW	28

8.	LIQUIDITY AND CAPITAL RESOURCES	31

9.	safety, health and environment	32

10.	OTHER RISKS AND UNCERTAINTIES	32

11.	NON-IFRS PERFORMANCE MEASURES	33

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	38

13.	OFF BALANCE SHEET ARRANGEMENTS	40

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	41

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	41

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three (“Q3 2018”) and nine months (“9M 2018”) ended September 30, 2018 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 8, 2018 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q3 AND 9M 2018 OPERATING AND FINANCIAL highlights

(In thousands of dollars, except per share and cash cost amounts, consolidated	Three Months Ended		Nine Months Ended
figures unless noted otherwise)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating
Ore Processed / Tonnes Milled	566,194	504,751	1,725,991	1,489,251
Silver Ounces Produced (000's)	728	507	2,015	1,821
Copper Pounds Produced (000's)	8,326	6,700	25,037	19,305
Lead Pounds Produced (000's)	6,358	6,358	19,766	23,968
Zinc Pounds Produced (000's)	20,772	19,877	59,286	56,543
Gold Ounces Produced	1,906	1,517	5,606	4,606
Copper Equivalent Pounds Produced (000's)[1]	23,628	21,851	71,717	68,996
Zinc Equivalent Pounds Produced (000's)[1]	57,883	47,076	159,165	145,918
Silver Equivalent Ounces Produced (000's)[1]	4,447	3,797	13,540	10,762

Cash Cost per Tonne Processed	$48.43	$48.01	$46.55	$45.60
Cost of sales per AgEqOz	$7.62	$7.94	$7.14	$7.69
Cash Cost per AgEqOz[2]	$7.38	$7.62	$6.82	$7.36
AISC per AgEqOz[2]	$10.21	$13.21	$9.86	$12.32
Cost of sales per CuEqLb[2]	$1.43	$1.38	$1.35	$1.21
Cash Cost per CuEqLb[2]	$1.39	$1.32	$1.29	$1.15
AISC per CuEqLb[2]	$1.92	$2.30	$1.86	$1.93
Cost of sales per ZnEqLb[2]	$0.58	$0.64	$0.60	$0.57
Cash Cost per ZnEqLb[2]	$0.57	$0.61	$0.58	$0.54
AISC per ZnEqLb[2]	$0.78	$1.07	$0.83	$0.91

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.48	$0.53	$0.52	$0.48
AISC per ZnEqLb (Yauricocha)[2]	$0.67	$0.83	$0.73	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$1.68	$1.75	$1.36	$1.41
AISC per CuEqLb (Bolivar)[2]	$2.35	$3.45	$2.06	$2.57
Cash Cost per AgEqOz (Cusi)[2]	$14.11	$21.95	$14.68	$14.80
AISC per AgEqOz (Cusi)[2]	$19.08	$51.94	$21.72	$33.77
Financial
Revenues	$52,956	$50,859	$177,352	$153,948
Adjusted EBITDA[2]	$18,212	$18,845	$74,493	$61,826
Operating cash flows before movements in working capital	$18,108	$21,818	$74,981	$61,973
Adjusted net income attributable to shareholders[2]	$4,482	$4,993	$28,226	$20,241
Net income (loss) attributable to shareholders	$1,922	$(6,523)	$21,468	$(6,763)
Cash and cash equivalents	$29,073	$28,607	$29,073	$28,607
Working capital	$1,780	$(233)	$1,780	$(233)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q3 2018 Operational Highlights and Growth Initiatives

The Company has been able to continue the successful production increases realized during the last year and a half. Q3 2018 consolidated production of copper increased 24% to 8.3 million pounds, silver increased 44% to 0.7 million ounces, lead remained consistent at 6.4 million pounds, zinc increased 5% to 20.8 million pounds and gold increased 26% to 1,906 ounces compared to Q3 2017.

4

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Metal production at Yauricocha in Q3 2018 increased due to higher ore throughput, higher copper and gold head grades, and higher recoveries of all metals, except gold. At Bolivar, higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. The Company exceeded our year over year production levels at Bolivar, but due to significant rain events in the third quarter, which impacted operations, we experienced lower quarter over quarter production. We are hopefully through the worst of the rainy season and are back on track for the fourth quarter. At Cusi, the increase in ore throughput and higher silver head grades resulted in higher silver equivalent production.

Q3 2018 Production Highlights

•	Silver production of 0.7 million ounces; a 44% increase from Q3 2017
•	Copper production of 8.3 million pounds; a 24% increase from Q3 2017
•	Zinc production of 20.8 million pounds; a 5% increase from Q3 2017
•	Lead production of 6.4 million pounds; consistent with Q3 2017
•	Gold production of 1,906 ounces; a 26% increase from Q3 2017
•	Total of 566,194 tonnes processed; a 12% increase from Q3 2017

Q3 2018 Consolidated Financial Highlights

•	Revenue from metals payable of $53.0 million in Q3 2018 increased by 4% from $50.9 million in Q3 2017. Higher revenues are primarily attributable to the 6% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for all metals, except gold, at Yauricocha in Q3 2018 compared to Q3 2017; the 2% increase in throughput, higher head grades and recoveries of all metals, except silver recoveries, resulted in Bolivar’s revenues being 19% higher than Q3 2017; and the 316% increase in throughput, and higher silver head grades resulted in Cusi’s revenues being 135% higher than Q3 2017; the increase in revenues were realized despite decreases in the prices of all metals in Q3 2018 compared to Q3 2017;

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.51 (Q3 2017 - $0.56), cash cost per zinc equivalent payable pound was $0.48 (Q3 2017 - $0.53), and AISC per zinc equivalent payable pound of $0.67 (Q3 2017 - $0.83). The decrease in the AISC per zinc equivalent payable pound for Q3 2018 compared to Q3 2017 was a result of lower sustaining capital expenditures and higher zinc equivalent payable pounds, while cash costs remained consistent; this was partially offset by slight increases in general and administrative costs;

•	Bolivar’s cost of sales per copper equivalent payable pound was $2.00 (Q3 2017 - $1.82), cash cost per copper equivalent payable pound was $1.68 (Q3 2017 - $1.75), and AISC per copper equivalent payable pound was $2.35 (Q3 2017 - $3.45) for Q3 2018 compared to Q3 2017. The decrease in the AISC per copper equivalent payable pound during Q3 2018 compared to Q3 2017 was due to the increase in copper equivalent payable pounds resulting from higher throughput, and head grades and recoveries of all metals, except silver recoveries, as well as a decrease in sustaining capital expenditures;

5

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

•	Cusi’s cost of sales per silver equivalent payable ounce was $7.44 (Q3 2017 - $18.84), cash cost per silver equivalent payable ounce was $14.11 (Q3 2017 - $21.95), and AISC per silver equivalent payable ounce was $19.08 (Q3 2017 - $51.94) for Q3 2018 compared to Q3 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, higher silver recoveries, and lower cash costs and sustaining capital expenditures;

•	Adjusted EBITDA(1) of $18.2 million for Q3 2018 decreased 3% compared to $18.8 million in Q3 2017. The decrease in adjusted EBITDA in Q3 2018 was due to the decreases in the prices of silver (12%), copper (5%), lead (13%), zinc (16%), and gold (6%) during Q3 2018 compared to Q3 2017, which had a negative impact on the Company’s revenues;

•	Net income (loss) attributable to shareholders for Q3 2018 was $1.9 million (Q3 2017: $(6.5) million) or $0.01 per share (basic and diluted) (Q3 2017: $(0.04));

•	Adjusted net income attributable to shareholders (1) of $4.5 million, or $0.03 per share, for Q3 2018 was consistent with the adjusted net income of $5.0 million, or $0.03 per share for Q3 2017;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.6 million for Q3 2018 (Q3 2017: $9.9 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q3 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017;

•	Cash flow generated from operations before movements in working capital of $18.1 million for Q3 2018 decreased compared to $21.8 million in Q3 2017. The decrease in operating cash flow is mainly the result of lower gross margins realized due to the decline in prices of all metals in Q3 2018 compared to Q3 2017; and

•	Cash and cash equivalents of $29.1 million and working capital of $1.8 million as at September 30, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $5.2 million during 9M 2018 due to $49.1 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(34.1) million, repayment of loans, credit facilities and interest of $(12.5) million, dividends paid to non-controlling interest shareholders of $(2.3) million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

6

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Project Development

•	The Company reported the results of a Preliminary Economic Assessment (“PEA”) for the Bolivar Mine (press release dated July 9, 2018) yielding a 550% return on investment and after-tax net present value (“NPV”) of US$214 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC, and filed on SEDAR on August 23, 2018;

•	Mine development at Bolívar during Q3 2018 totaled 929 meters. Most of these meters (292m) were developed to prepare stopes for mine production. The remainder of the meters (673m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping; and

•	During Q3 2018, at the Cusi property, mine development totaled 1,197 meters, and 698 meters of infill drilling was carried out inside the mine, and 499 meters were related to the deepening of ramps.

Exploration Highlights

Peru:

During Q3 2018, the Company drilled 38 holes totaling 9,074 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Copper Porphyry Mineralization (Klepetco Tunnel Level 720): 1 hole totaling 1,395 meters was drilled to test the priority anomaly located in the monzonite intrusive zone, and a copper molybdenum mineralized porphyry was discovered;
•	Cuye Orebody (Level 1070 Central Mine Zone): 3 holes totaling 1,789 meters to explore the continuity of the orebody at depth; these holes intercepted mineralization which will help determine if the orebody continues at depth;
•	Escondida Norte (870 Level Cachi Cachi) – 5 holes totaling 1,656 meters with the objective to explore and define potential sulphide zones, as previous drilling intercepted lead oxide mineralization; the results demonstrate the potential for more sulphide mineralization at depth;

Definition Drilling:

•	Antacaca Sur (Level 920): 5 holes totaling 572 meters with the objective of defining more certainty on the orebody to floor 8 on the 970 level;
•	Esperanza (Level 970): 15 holes totaling 2,000 meters to define the continuity of mineralization of the orebody; which were executed from the 970 level to the 1020 level;
•	Butz (1070 Level): finalized the drill hole started in the previous quarter and advanced the hole 44 meters;
•	Yoselin (920 Level Cachi Cachi Mine): 9 holes totaling 1,618 meters to help define the orebody and provide more geological information to help plan potential mining of the orebody;

7

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Confirmation of Porphyry Mineralization at Yauricocha

On October 1, 2018, the Company confirmed the discovery of a new style of mineralization (copper - molybdenum porphyry). The results were from testing of the geophysical anomalies, in the quartz monzonite intrusive, in the eastern part of the mineralized area. This area is known as the Central Mine which is located between the Cuye and Esperanza zones.

Prior evidence of copper-molybdenum porphyry mineralization had been observed on surface within the monzonite intrusive and had previously been sampled by Rio Tinto Zinc. Subsequently, drill core was sampled at 10-meter intervals over the entire hole length and the Company obtained 122 samples. The hole was drilled from the Klepetko Tunnel located on the 720 level to a depth of 1,394.6 meters. The samples indicated an average of >0.1% Copper.

A recently completed TITAN 24 Geophysical Study identified more than 100 anomalies at Yauricocha and a program to test this first geophysical anomaly was designed. Hole (E-PORF 10-18-01) was drilled from the Klepetko Tunnel to test the priority anomaly located in the monzonite intrusive as this zone had high conductivity within the Intrusive. A copper-molybdenum mineralized porphyry was discovered. Results to date show mineralized sectors with notable grades of copper and molybdenum (see table 1) and this discovery confirms the existence of a new style of mineralization at Yauricocha. The Company will continue with a drilling program which will allow for a better understanding of the distribution of mineralization.

Table 1 – Assays obtained from Drill Hole E PORF 10-18-10 showing copper, molybdenum and cobalt values.

			Width	Cu	Mo	Co
Description	From	To	m	%	ppm	Ppm

	396.00	418.00	22.00	0.13	19.45	7.73
	418.00	432.00	14.00	0.08	25.71	6.71
	432.00	454.00	22.00	0.11	27.36	8.55
	454.00	468.00	14.00	0.07	26.00	6.29
	468.00	574.00	106.00	0.13	39.60	10.70
	574.00	600.00	26.00	0.07	20.00	7.69
	600.00	702.00	102.00	0.15	94.84	8.69
	702.00	798.00	96.00	0.19	48.02	11.27
	798.00	806.00	8.00	0.46	219.00	24.25
	806.00	822.00	14.00	0.21	39.57	10.57
	822.00	844.00	22.00	0.46	133.73	10.73
	844.00	854.00	10.00	0.18	104.00	10.60
	854.00	872.00	18.00	0.54	131.44	17.67
	872.00	950.00	78.00	0.15	68.41	7.05
	950.00	958.00	8.00	0.49	110.00	6.25
	958.00	968.00	10.00	0.23	50.40	7.80
	968.00	980.00	12.00	0.45	68.00	6.50
	980.00	1024.00	44.00	0.19	55.23	9.50
	1024.00	1072.00	48.00	0.23	90.33	5.33
	1072.00	1092.00	20.00	0.21	173.30	4.30
	1092.00	1294.00	202.00	0.15	194.00	3.90

8

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Mexico:

Bolivar

•	At Bolívar during Q3 2018, 8,332 meters were drilled from surface as well as diamond drilling within the mine. 2,176 meters were drilled within the mine in the El Gallo zone. There were 2,368 meters of surface diamond drilling done on the Cieneguita Orebody to explore its’ continuity to the North. There was also 3,173 meters drilled at the Bolivar West extension to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There was also 615 meters drilled at La Campana, which is a new exploration target where we are exploring the possibility of finding a skarn orebody with copper and zinc;

Cusi

•	During Q3 2018 the Company drilled 1,322 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. 5,247 meters of surface diamond drilling was performed to define a portion of the San Antonio Pit in the Santa Eduwiges Mine, as well as to explore the continuity at depth of the San Nicolas vein in the area of El Tajo and Promontorio. One drill hole was also completed in the southern extension of the Santa Rosa de Lima zone in the area of San Miguel-La Bamba.

4.	OUTLOOK

The Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 and 2018 which resulted in significant increases to the reserves and resources at the Yauricocha, Bolivar, and Cusi Mines.

The Company is working towards the first stages of expansion plans at all three mines, as well as the preparation of updated Life Of Mine (“LOM”) Plans, and Pre-Feasibility and Feasibility studies, based on the encouraging PEA’s results released for all three mines, demonstrating positive economics, and supporting the immense potential for future operational production increases. These Pre-Feasibility and Feasibility studies are intended to provide further clarity and confidence to either progress with the potential future operational production increases, which are scalable in nature, and potential production increases can be made gradually, if optimal. Development at all three mines will continue with the objective of expediting the resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha and Bolivar Mines into the mine plans. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to continue the process of monetizing the reserve and resource increases as quickly as possible.

9

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The Company is now working towards the first stage of expansion plans at Yauricocha, which we expect to take effect in 2019, once all permits are received. We have also commenced pre-feasibility and feasibility studies on a potential secondary stage expansion plan at the Mine. Management are confident that the outlook for the Yauricocha Mine remains positive for sustained success. We look forward to the developments taking place over the fourth quarter, including the completion of the Yauricocha tunnel infrastructure, the rehabilitation of the Mascota shaft, as well as the continued sinking of the Yauricocha shaft providing access to a significant amount of reserves and resources recently delineated.

Final infrastructure in the Yauricocha tunnel was completed in the third quarter and the Company is now working to complete the tie-in connections to the existing surface infrastructure which should be completed in the fourth quarter, allowing for increased capacity and handling of larger volumes of ore and waste. The Yauricocha shaft also continues to be sunk to the 1270 level in the fourth quarter providing access to further reserves and resources at the Mine. Yauricocha has continued to see consistent levels of ore throughput during 2018 even with work being done to refurbish of the lower part of the Mascota Shaft. This work is currently underway and the Company is pleased to report that it has not affected production significantly.

Completion of the Yauricocha tunnel will enable the mine to have a direct run to the mill, which will result in a faster turn-around in the cycle time of the trolley locomotives. In the long run, this will allow for more capacity to handle larger volumes of waste and ore. This tunnel also provides another ventilation inlet to the mine, which benefits the current ventilation system. The tunnel has been driven in a limestone host area of the mine which is in more favorable ground conditions as compared to the Klepetko tunnel.

Furthermore, the Company continues to have success in its drilling campaigns at the Mine as evidenced in a recent press release dated October 1, 2018, demonstrating the existence of porphyry style mineralization at Yauricocha and a great opportunity for further expansion potential at the Mine. There are several higher-grade intercepts between 798 and 980 meters, and the objective is to follow-up drilling programs to define the geometry of the higher-grade core of the porphyry. The discovery and location of the porphyry serves as an important milestone at Yauricocha, as it helps to better understand the magnitude of the district's mineralization. It also has helped to understand the relation between the recent discoveries of the skarn and breccia orebodies to the location of the porphyry. Breccias and skarn related to porphyry orebodies represent important future exploration targets for the Company.

The Company is pleased with the progress of the operational turnaround program implemented in Mexico during the second half of 2017 to modernize operations, improve production, and lower costs. At Bolivar, higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. Work continues on the installation of an additional mill in the fourth quarter which will help grind size optionality and improve recoveries at the plant. Production is expected to increase incrementally in Q4 2018 and we should be at the 3,600 tonnes per day level during Q1 2019.

10

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity.

At Cusi, the Company realized continued improvements in tonnage in the third quarter, and the Mine realized a sequential increase in ore throughput and an 18% increase when compared to Q2 2018. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. The addition of another ball mill will see the capacity increase from 650 tonnes per day to approximately 1,200 tonnes per day in early 2019. Construction of the mill foundation needed to install the new ball mill is progressing steadily and is expected to be completed in early Q1 2019. A decanter has also been installed at the Mal Paso Mill which will help improve water availability and provide some flexibility with the tailings facility.

Brownfield exploration remains a key component of the Company’s growth program. The Company has budgeted drilling campaigns of 70,000 meters to be performed during 2018. Promising drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. The successful drill results from the Cuye Zone demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha, provides the Company with additional opportunities to add to the previously increased reserves and resources at the mine.

Management is very optimistic for the next twelve months, and beyond, as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all our Mines. Ongoing aggressive brownfield exploration programs at all mines are expected to provide further growth in reserves and resources adding to the value of our assets going forward.

11

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

2018 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates that 2018 silver equivalent production will range between 13.9 and 16.2 million ounces, copper equivalent production will range between 89.2 and 104.0 million pounds, and zinc equivalent production will range between 183.8 and 214.5 million pounds. The forecasted range is a result of increased throughput, production, and higher recoveries at Bolivar and Cusi. Yauricocha will see consistently strong levels of ore production during 2018.

The following table sets out Sierra’s 9M 2018 production compared to the fiscal 2018 guidance:

	9M 2018	2018 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	2,015	2,474	2,886
Copper pounds (000's)	25,037	32,700	38,100
Lead pounds (000's)	19,766	19,100	22,300
Zinc pounds (000's)	59,286	62,900	73,400
Gold ounces	5,606	6,700	7,800
Silver equivalent ounces (000's)(1)	13,540	13,900	16,210
Copper equivalent pounds (000's)(1)	71,717	89,184	104,005
Zinc equivalent pounds (000's)(1)	159,165	183,830	214,468

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.

The Company is on track to meet its 2018 Production Guidance for all equivalent metal production.

12

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 5% lower for copper, 13% lower for lead, 16% lower for zinc, 6% lower for gold, and 12% lower for silver, during Q3 2018 compared to the average realized prices for Q3 2017. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the base metal prices. However, recent uncertainty has arose following the imposition of trade tariffs by the U.S. government on Chinese exports which has negatively impacted base metal prices.

LME Average Prices	Three months ended September 30,		Six months ended September 30,
(In US dollars)	2018	2017	2018	2017

Silver (oz)	$14.99	$16.83	$16.10	$17.17
Copper (lb)	$2.77	$2.88	$3.02	$2.70
Lead (lb)	$0.95	$1.06	$1.06	$1.02
Zinc (lb)	$1.15	$1.34	$1.37	$1.26
Gold (oz)	$1,213	$1,278	$1,283	$1,252

The price of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues. During the first quarter of 2018 there was a change in leadership at the U.S. Federal Reserve with Jerome Powell assuming the role of Chairman from Janet Yellen. Despite the change in leadership, the Federal Reserve continued its recent policy of gradual interest rate hikes at its March 2018 meeting, and market expectations are for further increases throughout 2018 should continue to influence sentiment and precious metals price performance. Gold prices trended lower in the third quarter as the US Dollar strengthened on a global basis, US Treasury yields climbed and geopolitical tensions continued to ease. The US Federal Reserve (“US Fed”) increased the US Fed Funds rate by 0.25% in September, as expected, and indicated one additional increase in 2018. Other central banks have also begun to tighten monetary policy and while higher interest rates may weigh on gold, the prospect of other central banks increasing rates should eventually temper US Dollar strength.

During Q3 2018, the price of silver was 11% lower, and gold 5% lower, compared to Q3 2017, with the price ranging from $14.13 to $16.25 per ounce for silver and $1,180 to $1,262 per ounce for gold. Sierra’s average realized silver price for Q3 2018 was $14.85 per ounce compared to $16.86 per ounce in Q3 2017. Sierra’s average realized gold price for Q3 2018 was $1,206 per ounce compared to $1,280 per ounce in Q3 2017.

London Metal Exchange (LME) copper prices in the third quarter averaged US$2.77 per pound, down 4% from the same quarter a year ago and down 11% from the second quarter of 2018. Copper prices hit a one-year low of US$2.64 per pound in September as concerns over the potential effect of tariffs on global metals demand increased. Prices rose through the end of the third quarter and into mid-October as reported copper stocks on the LME, SHFE and the Comex all continued to fall. During Q3 2018, copper prices traded in a range of $2.61 to $3.00 per pound with an average price of $2.77 per pound compared with $2.88 per pound in Q3 2017. Sierra’s average realized copper price for Q3 2018 was $2.79 per pound compared to $2.93 per pound in Q3 2017.

13

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

During Q3 2018, zinc prices traded in a range of $1.05 to $1.22 per pound with an average price of $1.15 per pound compared with $1.34 per pound in Q3 2017. Zinc reached a 10-year high in February at just over US$1.64 per pound, and has been on a downward trend since, falling over 34% since mid-February. LME zinc prices have come under the same pressures as other commodities following the announcement of trade tariffs by the U.S. government against Chinese exports. Sierra’s realized zinc price for Q3 2018 was $1.14 per pound compared to $1.36 per pound in Q3 2017.

Lead prices traded in a range of $0.88 to $1.08 per pound in Q3 2018. Sierra’s realized lead price during Q3 2018 was $0.94 per pound compared to $1.08 per pound in Q3 2017.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2018 the US dollar/Peruvian Nuevo Sol exchange rate was 3.32 (December 31, 2017: 3.26) and the US dollar/Mexican Peso exchange rate was 18.79 (December 31, 2017: 19.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.7 million and $2.3 million in the Company’s net profit, respectively, assuming that our operational performance during 2018 was consistent with 2017.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

14

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2018			2017				2016
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore Processed/tonnes milled
Yauricocha	283,446	283,450	271,389	266,222	268,178	237,912	251,180	236,650
Bolivar	227,690	272,040	259,375	226,986	223,339	192,937	243,974	245,000
Cusi	55,058	46,597	26,946	16,280	13,234	23,956	34,541	36,055
Consolidated	566,194	602,087	557,710	509,488	504,751	454,805	529,695	517,705
Silver ounces produced (000's)
Yauricocha	404	392	366	330	376	448	499	550
Bolivar	94	110	120	84	76	73	94	98
Cusi	230	190	108	82	55	95	104	140
Consolidated	728	692	594	496	507	616	697	788
Copper pounds produced (000's)
Yauricocha	4,428	3,884	3,727	3,567	3,178	2,192	2,783	1,720
Bolivar	3,898	4,737	4,363	3,904	3,522	3,123	4,508	4,433
Cusi	-	-	-	-	-	-	-	-
Consolidated	8,326	8,621	8,090	7,471	6,700	5,315	7,290	6,152
Lead pounds produced (000's)
Yauricocha	6,114	6,809	6,069	5,431	6,112	8,010	8,382	9,295
Bolivar	-	-	-	-	-	-	-	-
Cusi	244	287	243	305	246	457	761	695
Consolidated	6,358	7,096	6,312	5,736	6,358	8,467	9,143	9,990
Zinc pounds produced (000's)
Yauricocha	20,772	20,300	18,144	19,393	19,717	18,268	17,774	16,776
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	70	152	160	262	363	263
Consolidated	20,772	20,300	18,214	19,545	19,877	18,530	18,137	17,039
Gold ounces produced
Yauricocha	911	807	835	723	827	566	779	908
Bolivar	911	911	1,048	791	629	620	840	801
Cusi	84	96	69	77	61	126	159	158
Consolidated	1,906	1,814	1,952	1,591	1,517	1,312	1,778	1,867

15

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

	2018			2017				2016
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,292	3,361	3,236	3,084	2,973	2,551	2,735	2,541
Bolivar	902	1,085	1,021	873	736	586	825	783
Cusi	253	217	136	121	88	149	186	209
Consolidated	4,447	4,663	4,393	4,078	3,797	3,286	3,746	3,533
Copper equivalent pounds produced (000's)[1]
Yauricocha	17,493	17,624	17,266	16,527	17,107	17,029	18,346	17,956
Bolivar	4,790	5,691	5,450	4,677	4,235	3,914	5,533	5,536
Cusi	1,345	1,137	728	652	509	995	1,247	1,477
Consolidated	23,628	24,452	23,444	21,856	21,851	21,938	25,126	24,969
Cash cost per tonne processed
Yauricocha	$60.34	$60.51	$63.04	$64.90	$62.33	$64.63	$57.81	$56.15
Bolivar	$31.06	$24.31	$25.68	$28.84	$25.69	$26.35	$19.51	$21.88
Cusi	$59.00	$66.56	$83.57	$119.06	$134.77	$88.41	$52.71	$57.83
Consolidated	$48.43	$44.62	$46.66	$50.57	$48.01	$49.64	$39.84	$40.06

	Three Months Ended			Nine Months Ended
Consolidated Production	Sept 30, 2018	Sept 30, 2017	% Var	Sept 30, 2018	Sept 30, 2017	% Var
Tonnes processed	566,194	504,751	12%	1,725,991	1,489,251	16%
Daily throughput	6,471	5,769	12%	6,575	5,684	16%

Silver ounces (000's)	728	507	44%	2,015	1,821	11%
Copper pounds (000's)	8,326	6,700	24%	25,037	19,305	30%
Lead pounds (000's)	6,358	6,358	0%	19,766	23,968	-18%
Zinc pounds (000's)	20,772	19,877	5%	59,286	56,543	5%
Gold ounces	1,906	1,517	26%	5,606	4,606	22%
Silver equivalent ounces (000's) (1)	4,447	3,797	17%	13,540	10,762	26%
Copper equivalent pounds (000's) (1)	23,628	21,851	8%	71,717	68,996	5%
Zinc equivalent pounds (000's) (1)	57,883	47,076	23%	159,165	145,918	10%
Metals payable in concentrates
Silver ounces (000's)	520	400	30%	1,649	1,576	5%
Copper pounds (000's)	7,757	5,820	33%	22,962	18,524	24%
Lead pounds (000's)	5,848	5,861	0%	19,345	22,882	-15%
Zinc pounds (000's)	17,403	16,466	6%	49,954	47,749	5%
Gold ounces	1,278	1,266	1%	3,806	2,893	32%
Silver equivalent ounces (000's) (1)	3,787	3,211	18%	11,796	9,600	23%
Copper equivalent pounds (000's) (1)	20,158	18,478	9%	62,512	61,232	1%
Zinc equivalent pounds (000's) (1)	49,335	39,809	24%	139,846	130,133	6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

16

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and nine months ended September 30, 2018 has been provided below:

	3 Months Ended			9 Months Ended
Yauricocha Production	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	283,446	268,178	6%	838,285	757,270	11%
Daily throughput	3,239	3,065	6%	3,193	2,890	11%

Silver grade (g/t)	58.68	58.94	0%	59.12	71.76	-18%
Copper grade	0.98%	0.79%	24%	0.94%	0.76%	23%
Lead grade	1.16%	1.26%	-8%	1.23%	1.60%	-23%
Zinc grade	3.65%	3.73%	-2%	3.59%	3.73%	-4%
Gold Grade (g/t)	0.59	0.56	5%	0.58	0.53	8%

Silver recovery	75.47%	73.99%	2%	72.92%	75.72%	-4%
Copper recovery	72.55%	68.07%	7%	69.38%	63.84%	9%
Lead recovery	84.03%	81.82%	3%	83.48%	84.22%	-1%
Zinc recovery	90.95%	89.40%	2%	89.25%	89.45%	0%
Gold Recovery	17.08%	17.27%	-1%	16.44%	16.68%	-1%

Silver ounces (000's)	404	376	7%	1,162	1,323	-12%
Copper pounds (000's)	4,428	3,178	39%	12,039	8,152	48%
Lead pounds (000's)	6,114	6,112	0%	18,993	22,503	-16%
Zinc pounds (000's)	20,772	19,717	5%	59,215	55,758	6%
Gold ounces	911	827	10%	2,553	2,171	18%

Zinc equivalent pounds (000's)(1)	42,854	36,856	16%	116,749	111,224	5%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

The Yauricocha Mine processed 283,446 tonnes during Q3 2018, representing a 6% increase from Q3 2017. Zinc equivalent metal production in Q3 2018 increased by 16% due to higher ore throughput, higher copper and gold head grades, and higher recoveries for all metals, except gold. Silver production was 7% higher, copper production was 39% higher, zinc production was 5% higher, and gold production was 10% higher than Q3 2017, while lead production was consistent with Q3 2017.

17

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The Company continues to see quarterly improvements at Yauricocha with higher zinc and copper production during Q3 2018 compared to Q2 2018 due to higher copper head grades, and higher recoveries of all metals, except lead. This continues to be assisted by the inclusion of more Cuerpos Chicos, which has higher zinc head grades, and the Esperanza ore which is a copper-rich ore zone. The Company is currently sourcing approximately 70% of its mill feed from the Esperanza Zone.

The positive economic results from the Yauricocha PEA report support the vision to grow and expand the mine and plant through incremental and sustainable growth stages from its current 3,000 tonnes per day, to 3,600 tonnes per day in 2019 with further expansion potential being studied via prefeasibility and feasibility studies. The expansion of capacity is a natural step that follows the substantial mineral reserve and resource increases over the past two years. The potential plant expansion should add incremental value to the asset by accelerating production levels, and significantly increasing operating cash flows which can be used to continue the on-going aggressive exploration drilling campaign at the mine.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. Work continues on the installation of an additional mill in the fourth quarter which will help grind size optionality and improve recoveries at the plant. Production is expected to increase incrementally in Q4 2018 and we should be at the 3,600 tonnes per day level during Q1 2019.

At Bolívar during Q3 2018, 8,332 meters were drilled from surface as well as diamond drilling within the mine. 2,176 meters were drilled within the mine in the El Gallo zone. There were 2,368 meters of surface diamond drilling done on the Cieneguita Orebody to explore its’ continuity to the North. There was also 3,173 meters drilled at the Bolivar West extension to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There was also 615 meters drilled at La Campana, which is a new exploration target where we are exploring the possibility of finding a skarn orebody with copper and zinc.

During September 2018 a series of significant rain events occurred in Mexico as a result of the hurricane event that struck the US coast in the Carolinas. This rain event affected the whole Northern Pacific coast of Mexico. This affected the Bolivar Mine which suffered damage to the installations in road access, as well the water reservoir for the plant.

18

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The heavy rainfall, and rapid current surge in the valley above the reservoir, resulted in damage to the reservoir retaining dam. This damage affected the water supply availability to the plant. After the area was secured, and roads were cleaned and repaired, a contingency plan was put into action by the Company to secure and reinstate the water supply to the plant.

Three sources will satisfy plant demand:

1)	underground mine water from level 6 in the Bolivar mine
2)	recirculated water from the recirculated water pond
3)	Impoundment area behind the area of repair in the main reservoir basin small dam constructed to capture water up to a level of 8m in height

The replacement program for the main reservoir dam is underway now, the contractor has been selected, and the Company expects that by year end the final dam structure will reach the 8 m level with construction continuing into the new year. By Q1 2019 the facility will be completed with a general cleaning program of the basin being completed.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2018 has been provided below:

	3 Months Ended			9 Months Ended
Bolivar Production	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	227,690	223,339	2%	759,106	660,250	15%
Daily throughput	2,602	2,552	2%	2,892	2,520	15%

Copper grade	0.99%	0.92%	8%	0.97%	0.97%	0%
Silver grade (g/t)	17.25	14.23	21%	17.23	15.02	15%
Gold grade (g/t)	0.17	0.14	18%	0.16	0.17	-6%

Copper recovery	78.30%	77.89%	1%	80.17%	78.76%	2%
Silver recovery	74.27%	74.52%	0%	77.06%	76.39%	1%
Gold recovery	68.59%	61.62%	11%	70.49%	56.70%	24%

Copper pounds (000's)	3,898	3,522	11%	12,998	11,152	17%
Silver ounces (000's)	94	76	23%	324	244	33%
Gold ounces	911	629	45%	2,805	2,089	34%

Copper equivalent pounds (000's)(1)	4,790	4,235	13%	15,902	13,683	16%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

The Bolivar Mine processed 227,690 tonnes in Q3 2018, representing a 2% increase over Q3 2017. The higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. In Q3 2018, copper production increased by 11% to 3,898,000 pounds, silver production increased 23% to 94,000 ounces, and gold production increased 45% to 911 ounces compared to Q3 2017. The decrease in throughput at Bolivar during Q3 2018 compared to Q2 2018 was due to extremely inclement weather, including torrential rain, that occurred at Bolivar during August and September, which is typical this time of year during the rainy season.

19

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that ore throughput can be increased to 3,600 tonne per day level during Q1 2019 as outlined in the Bolivar PEA study.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q3 2018 the Company drilled 1,322 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. 5,247 meters of surface diamond drilling was performed to define a portion of the San Antonio Pit in the Santa Eduwiges Mine, as well as to explore the continuity at depth of the San Nicolas vein in the area of El Tajo and Promontorio. One drill hole was also completed in the southern extension of the Santa Rosa de Lima zone in the area of San Miguel-La Bamba.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2018 has been provided below:

20

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

	3 Months Ended			9 Months Ended
Cusi Production	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	55,058	13,234	316%	128,600	71,730	79%
Daily throughput	629	151	316%	490	274	79%

Silver grade (g/t)	156.27	153.72	2%	153.35	161.83	-5%
Gold grade (g/t)	0.14	0.26	-45%	0.16	0.26	-39%
Lead grade	0.26%	1.01%	-75%	0.34%	1.16%	-70%
Zinc grade	0.32%	1.08%	-71%	0.36%	1.17%	-69%

Silver recovery	83.49%	84.10%	-1%	83.45%	66.67%	25%
Gold recovery	32.97%	55.71%	-41%	38.40%	58.47%	-34%
Lead recovery	78.00%	83.51%	-7%	79.54%	80.05%	-1%
Zinc recovery	0.00%	50.90%	-100%	6.89%	42.57%	-84%

Silver ounces (000's)	231	55	319%	529	254	108%
Gold ounces	84	61	36%	248	346	-28%
Lead pounds (000's)	243	247	-1%	773	1,465	-47%
Zinc pounds (000's)	0	160	-100%	71	785	-91%

Silver equivalent ounces (000's)(1)	253	88	186%	606	425	43%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Total ore processed increased by 316% in Q3 2018 to 55,058 tonnes when compared to Q3 2017 and increased 18% when compared to Q2 2018. Silver equivalent production increased 186% compared to Q3 2017.

Silver production of 231,000 ounces increased 319% in Q3 2018, silver head grades were 2% higher, and ore throughput was 316% higher than Q3 2017 as the Company has successfully transitioned to mining the recently developed Santa Rosa de Lima zone. This zone was being developed for the majority of 2017 as ramps were being prepared to access the minable stopes within the deposit.

The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company has successfully increased tonnage from the Santa Rosa de Lima zone to approximately 70% of the current mill feed, as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones to ensure that the mill is operating at its capacity of 650 tonnes per day. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

21

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64	-	-	5.78	3	44	34	105	38		-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49	-	-	5.72	11	192	117	372	112		-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52	-	-	5.73	14	235	151	477	150		-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
	Proven & Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
Total	Proven & Probable	16,842	34	1.04	0.41	1.29	0.39				19	386	151	477	213

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
	Measured & Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	269	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267	-	-	29	-	59	61	28	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267	-	-	32	-	64	66	30	39	-	-
Total	Measured & Indicated	31,030	68	1.09	0.49	1.29	0.43				68	748	333	880	432

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		8,012	22	0.96	-	-	0.42	-	1.35	-	6	170	-	-	108	-	238	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	16,277	44	0.96	0.24	0.96	0.45				23	344	87	345	234

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).
2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.25/oz Ag, US3.00/lb Cu and US$1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)

Net income (loss) attributable to shareholders for 9M 2018 was $21.5 million (9M 2017: $(6.8) million) or $0.13 per share (basic and diluted) (9M 2017: $(0.04)). Included in the net loss of $(6.8) million for 9M 2017 was a $(4.4) million loss on the distribution of assets to Sierra shareholders as part of the spin out of Cautivo Mining Inc. The other major differences between these periods are explained below

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $129.5 million for 9M 2018 increased by 12% compared to $115.9 million of revenues in 9M 2017. The increase in revenues during 9M 2018 was due to an 11% increase in tonnes processed, higher head grades for copper and gold, and higher recoveries for copper. Increases in the prices of copper (12%), zinc (6%), lead (3%), and gold (2%) also contributed to the revenue improvement. The Company continued to achieve consistent production during Q3 2018 as the operational improvement program, and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, continues to generate significant cash flows.

Revenue from metals payable in Mexico were $47.9 million for 9M 2018 compared to $38.0 million for the same period in 2017. Revenue in Mexico increased as a result of the 12% increase in the copper price, the 15% increase in throughput, higher silver head grades, and higher recoveries for all metals, at Bolivar. Also, the 79% increase in throughput, higher metal prices, and higher silver recoveries resulted in higher revenues at Cusi during the period.

Revenue from metals payable at the Bolivar Mine were $40.5 million for 9M 2018 compared to $33.0 million for the same period in 2017. The increase in revenue from the Bolivar Mine in 9M 2018 was due to the 12% increase in the price of copper realized, the 15% increase in throughput, higher silver head grades, and higher recoveries of all metals realized due to plant enhancements completed at Bolivar which included the installation of a new vibrating screen, filters, and cyclones.

Revenue from metals payable at the Cusi Mine for 9M 2018 were $7.4 million compared to $5.1 million for the same period in 2017. The increase in revenues was the result of a 79% increase in throughput, higher metal prices, and higher silver recoveries. The Company has successfully transitioned to mining the recently developed Santa Rosa de Lima zone. This zone was being developed for the majority of 2017 as ramps were being prepared to access the minable stopes within the deposit. The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi.

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the last seven quarters:

Realized Metal Prices	2018			2017
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$14.85	$16.36	$16.75	$16.77	$16.86	$17.22	$17.71
Copper (lb)	$2.79	$3.12	$3.14	$3.13	$2.93	$2.58	$2.64
Lead (lb)	$0.94	$1.09	$1.15	$1.11	$1.08	$0.99	$1.04
Zinc (lb)	$1.14	$1.38	$1.56	$1.45	$1.36	$1.20	$1.27
Gold (oz)	$1,206	$1,296	$1,334	$1,282	$1,280	$1,265	$1,231

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (9M 2017 - $0.51), cash cost per zinc equivalent payable pound was $0.52 (9M 2017 - $0.48), and AISC per zinc equivalent payable pound of $0.73 (9M 2017 - $0.73). The AISC during 9M 2018 compared to 9M 2017 were consistent as higher cash costs during 9M 2018 were offset by lower sustaining capital expenditures, and higher zinc equivalent payable pounds sold.

Bolivar’s cost of sales per copper equivalent payable pound was $1.61 (9M 2017 - $1.51), cash cost per copper equivalent payable pound was $1.36 (9M 2017 - $1.41), and AISC per copper equivalent payable pound was $2.06 (9M 2017 - $2.57) for 9M 2018 compared to 9M 2017. The decrease in the AISC per copper equivalent payable pound during 9M 2018 was due to a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the 9M 2017 in an effort to improve equipment availability, and increase tonnage.

Cusi’s cost of sales per silver equivalent payable ounce was $8.32 (9M 2017 - $11.57), cash cost per silver equivalent payable ounce was $14.68 (9M 2017 - $14.80), and AISC per silver equivalent payable ounce was $21.72 (9M 2017 - $33.77) for 9M 2018 compared to 9M 2017. AISC per silver equivalent payable ounce decreased due to the increased throughput and silver equivalent payable ounces; as well as lower sustaining capital expenditures related to development costs and equipment purchases during 9M 2017.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2018 of $23.4 million compared to $50.3 million for the same period in 2017.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $8.0 million for 9M 2018 (9M 2017: $28.7 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in 9M 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $14.0 million for 9M 2018 compared to $11.7 million for the same period in 2017. The increase in general and administrative costs in 9M 2018 was due to additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $74.5 million during 9M 2018 (9M 2017: $61.8 million) which was comprised of $64.6 million (9M 2017: $58.2 million) from the Peruvian operations and $13.1 million (9M 2017: $6.9 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $20.1 million for 9M 2018 compared to $17.8 million for the same period in 2017. The increase was the result of the higher taxable income generated in Peru during 9M 2018 compared to 9M 2017.

During 9M 2018, the Company recorded a deferred tax recovery of $0.4 million compared to $12.4 million in the same period in 2017. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $28.2 million for 9M 2018 compared to an adjusted net income of $20.2 million for the same period in 2017. The increase resulted from the increase in revenues at all three mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income

Other comprehensive income (“OCI”) for 9M 2018 was $27.0 million compared to OCL of $(4.0) million for the same period in 2017. OCI includes a foreign currency loss of $0.5 million for 9M 2018 (9M 2017: $0.6 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2018	$	$		$	$

Revenue (1)	129,474	40,459	7,419	-	177,352

Production cost of sales	(55,646)	(23,417)	(5,140)	-	(84,203)
Depletion of mineral property	(9,660)	(2,266)	(498)	-	(12,424)
Depreciation and amortization of property, plant and equipment	(3,495)	(6,154)	(1,351)	-	(11,000)
Cost of sales	(68,801)	(31,837)	(6,989)	-	(107,627)

Gross profit from mining operations	60,673	8,622	430	-	69,725

Net income (loss) from operations	30,370	1,468	(402)	(3,980)	27,456

Adjusted EBITDA	64,556	10,921	2,156	3,140	74,493

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2018	$	$		$	$

Revenue (1)	38,121	11,929	2,906	-	52,956

Production cost of sales	(17,755)	(9,370)	(1,727)	-	(28,852)
Depletion of mineral property	(3,271)	(527)	(117)	-	(3,915)
Depreciation and amortization of property, plant and equipment	(1,208)	(2,339)	(514)	-	(4,061)
Cost of sales	(22,234)	(12,236)	(2,358)	-	(36,828)

Gross profit (loss) from mining operations	15,887	(307)	548	-	16,128

Net income (loss) from operations	7,062	(2,899)	664	(1,430)	3,397

Adjusted EBITDA	16,979	380	1,749	896	18,212

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2017	$	$		$	$

Revenue	115,926	32,970	5,052	-	153,948

Production cost of sales	(49,099)	(20,297)	(4,456)	-	(73,852)
Depletion of mineral property	(28,727)	(2,426)	(528)	-	(31,681)
Depreciation and amortization of property, plant and equipment	(11,356)	(6,007)	(1,319)	-	(18,682)
Cost of sales	(89,182)	(28,730)	(6,303)	-	(124,215)

Gross profit (loss) from mining operations	26,744	4,240	(1,251)	-	29,733

Net income (loss) from operations	10,029	(2,146)	(3,383)	(9,079)	(4,579)

Adjusted EBITDA	58,245	7,732	(818)	(3,333)	61,826

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2017	$	$		$	$

Revenue	39,566	10,057	1,236	-	50,859

Production cost of sales	(17,448)	(6,607)	(1,451)	-	(25,506)
Depletion of mineral property	(8,666)	(693)	(147)	-	(9,506)
Depreciation and amortization of property, plant and equipment	(5,302)	(1,923)	(493)	-	(7,718)
Cost of sales	(31,416)	(9,223)	(2,091)	-	(42,730)

Gross profit from mining operations	8,150	834	(855)	-	8,129

Net income (loss) from operations	2,071	292	(1,457)	(6,916)	(6,010)

Adjusted EBITDA	18,965	2,442	(807)	(1,755)	18,845

Cash Flows

Cash flow from operating activities before movements in working capital of $75.0 million for 9M 2018 increased from $62.0 million in the same period of 2017. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(34.0) million (9M 2017: $(38.3) million) used in investing activities for 9M 2018 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

A breakdown of the Company’s capital expenditures of $34.0 million during the nine months ended September 30, 2018 is presented below:

9M 2018 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Mascota Shaft Refurbishing	$1.10	$-	$-	$1.10
Concentrator Plant Improvements	$1.00	$-	$-	$1.00
Investment in Equipment	$3.10	$1.80	$2.00	$6.90
Exploration Drilling	$1.50	$1.10	$2.00	$4.60
Mine Development	$4.50	$1.60	$1.50	$7.60
Plant Improvements (production increases)	$0.80	$3.40	$1.30	$5.50
Ventilation	$0.70	$-	$-	$0.70
Yauricocha Tunnel	$2.90	$-	$-	$2.90
Yauricocha Shaft	$2.80	$-	$-	$2.80
Tailings Dam	$-	$0.30	$0.40	$0.70
Mining Concession Fees	$-	$0.20	$-	$0.20
	$18.40	$8.40	$7.20	$34.00

Net cash flow of $(9.8) million (9M 2017: $(14.9) million) from (used in) financing activities for 9M 2018 consists of $(10.4) million (9M 2017: $(41.1) million) in repayments of loans and credit facilities, $(2.1) million (9M 2017: $(1.9) million) in interest paid on loans and credit facilities, and $(2.3) million (9M 2017: $(1.7) million) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $5.0 million during 9M 2018 (9M 2017: $29.8 million).

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share	2018			2017				2016
amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	52,956	62,721	61,675	51,170	50,859	48,571	54,518	41,825
Adjusted EBITDA	18,212	28,878	27,403	19,208	18,845	17,620	25,361	15,985
Adjusted net income attributable to shareholders	4,482	12,557	11,187	3,241	4,993	4,258	10,990	3,516
Net income (loss) attributable to shareholders	1,922	10,843	8,703	2,118	(6,523)	(2,798)	2,558	(5,076)

Basic and diluted earnings (loss) per share ($)	0.01	0.07	0.05	0.01	(0.04)	(0.02)	0.02	(0.04)

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)

Net income (loss) attributable to shareholders for Q3 2018 was $1.9 million, or $0.01 per share (basic and diluted), compared to net loss of $(6.5) million, or $(0.04) per share (basic and diluted) for the same period in 2017. Included in the net loss of $(6.5) million for Q3 2017 was a $(4.4) million loss on the distribution of assets to Sierra shareholders as part of the spin out of Cautivo Mining Inc. The other major differences between these periods are explained below.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $38.1 million for Q3 2018 compared to $39.6 million for the same period in 2017. Lower revenues are primarily attributable to the decrease in the prices of silver (12%), copper (5%), lead (13%), zinc (16%), and gold (6%) in Q3 2018 compared to Q3 2017.

Revenue from metals payable in Mexico were $14.8 million for Q3 2018, compared to $11.3 million for the same period in 2017. Revenues in Mexico increased as a result the 2% increase in throughput, higher head grades and recoveries of all metals, except silver recoveries, at Bolivar; and the 316% increase in throughput, and higher silver head grades at Cusi.

Revenues generated at the Bolivar Mine for Q3 2018 were $11.9 million, compared to $10.1 million for the same period in 2017. The 2% increase in throughput, and higher head grades and recoveries for all metals, except silver recoveries, resulted in an increase in equivalent metal production and revenues compared to Q3 2017.

Revenues generated at the Cusi Mine for Q3 2018 were $2.9 million compared to $1.2 million for Q3 2017. The increased revenue resulted as tonnage continued to improve in the third quarter, and the Mine realized a 316% increase in ore throughput when compared to Q3 2017. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. Production has been increasing in the second quarter, and the Company reached the existing mill’s capacity of 650 tonnes per day at the end of second quarter. The addition of another ball mill will see the capacity increase to approximately 1,200 tonnes per day in early 2019. Additionally, the company has recently defined a significant high-grade silver zone, which remains open to depth within the Santa Rosa de Lima structure which will help contribute increased, higher grade mill feed going forward.

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.51 (Q3 2017 - $0.56), cash cost per zinc equivalent payable pound was $0.48 (Q3 2017 - $0.53), and AISC per zinc equivalent payable pound of $0.67 (Q3 2017 - $0.83). The decrease in the AISC per zinc equivalent payable pound for Q3 2018 compared to Q3 2017 was a result of lower sustaining capital expenditures and higher zinc equivalent payable pounds, while cash costs remained consistent; this was partially offset by slight increases in general and administrative costs.

Bolivar’s cost of sales per copper equivalent payable pound was $2.00 (Q3 2017 - $1.82), cash cost per copper equivalent payable pound was $1.68 (Q3 2017 - $1.75), and AISC per copper equivalent payable pound was $2.35 (Q3 2017 - $3.45) for Q3 2018 compared to Q3 2017. The decrease in the AISC per copper equivalent payable pound during Q3 2018 compared to Q3 2017 was due to the increase in copper equivalent payable pounds resulting from higher throughput, and head grades and recoveries of all metals, except silver recoveries, as well as a decrease in sustaining capital expenditures.

Cusi’s cost of sales per silver equivalent payable ounce was $7.44 (Q3 2017 - $18.84), cash cost per silver equivalent payable ounce was $14.11 (Q3 2017 - $21.95), and AISC per silver equivalent payable ounce was $19.08 (Q3 2017 - $51.94) for Q3 2018 compared to Q3 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, higher silver recoveries, and lower cash costs and sustaining capital expenditures.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2018 of $7.9 million compared to $17.1 million for the same period in 2017.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.6 million for Q3 2018 compared to $9.9 million for the same period in 2017. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q3 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.5 million for Q3 2018 compared to $3.7 million for Q3 2017. General and administrative costs in Q3 2017 included a substantial amount of legal fees incurred in Canada with regards to the work performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the spin-out of the Northern Peruvian Properties. General and administrative costs in Q3 2018 include additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities. These additional payroll costs were added during the second half of 2017, and thus, were not all included in the costs for Q3 2017.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA

Adjusted EBITDA(1) of $18.2 million for Q3 2018 decreased 3% compared to $18.8 million in Q3 2017. The decrease in adjusted EBITDA in Q3 2018 was due to the decreases in the prices of silver (12%), copper (5%), lead (13%), zinc (16%), and gold (6%) during Q3 2018 compared to Q3 2017, which had a negative impact on the Company’s revenues.

Income taxes

The Company recorded current tax expense of $5.1 million for Q3 2018 compared to $5.6 million in Q3 2017 and the decrease was the result of the slightly lower taxable income generated in Peru during Q3 2018 compared to Q3 2017.

During Q3 2018, the Company recorded a deferred tax recovery of $0.001 million compared to $3.7 million in Q3 2017. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $4.5 million for Q3 2018 compared to $5.0 million for Q3 2017. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q3 2018 was $3.8 million compared to OCL of $(5.0) million for the same period in 2017. OCI includes a foreign currency gain of $0.5 million in Q3 2018 (Q3 2017: $1.1 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at September 30, 2018 and December 31, 2017:

(000's)	September 30, 2018	December 31, 2017
Cash and cash equivalents	$29,073	$23,878
Working capital	$1,780	$(6,784)
Total assets	$356,793	$340,601

Debt (net of financing fees)	$59,754	$64,860
Total liabilities	$150,269	$159,923

Equity attributable to owners of the Company	$176,767	$154,571

Cash and cash equivalents of $29.1 million and working capital of $1.8 million as at September 30, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $5.2 million during 9M 2018 due to $49.1 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(34.1) million, repayment of loans, credit facilities and interest of $(12.5) million, dividends paid to non-controlling interest shareholders of $(2.3) million.

Trade and other receivables includes $6.3 million (December 31, 2017 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $14.6 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2018 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at September 30, 2018.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	September 30, 2018	December 31, 2017
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$36,043	$40,377
Corona loan with BCP (Corona Operating)(2)	$-	$1,581	$6,309
DBP revolving credit facility with BCP(3)	$15,000	$15,000	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$5,000	$5,000	$-
FIFOMI working capital facility	$7,543	$2,130	$3,174
Total Debt		$59,754	$64,860

Less cash balances		$29,073	$23,878
Net Debt		$30,681	$40,982

(1 – 4) See condensed interim consolidated financial statements as at September 30, 2018 for details of each loan and credit facility.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Outstanding shares

The authorized share capital at September 30, 2018 was an unlimited number of common shares without par value. As at November 8, 2018, the Company had 163.4 million shares issued and outstanding (December 31, 2017 – 162.8 million shares issued and outstanding).

As at September 30, 2018, there were 1,380,085 RSUs outstanding at a weighted average fair value of C$3.01.

As at November 8, 2018 there are 1,380,085 RSU’s outstanding at a weighted average fair value of C$3.01.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Net income (loss)	$3,397	$(6,010)	$27,456	$(4,579)

Adjusted for:
Depletion and depreciation	7,901	17,112	23,390	50,330
Interest expense and other finance costs	1,019	874	2,579	2,779
Loss on spin out of Cautivo Mining Inc.	-	4,412	-	4,412
Interest income	(29)	(32)	(109)	(123)
Share-based payments	414	189	1,196	644
Foreign currency exchange and other provisions	403	384	251	2,974
Income taxes	5,107	1,916	19,730	5,389
Adjusted EBITDA	$18,212	$18,845	$74,493	$61,826

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Net income (loss) attributable to shareholders	$1,922	$(6,523)	$21,468	$(6,763)
Non-cash depletion charge on Corona's acquisition	2,642	9,903	8,037	28,727
Deferred tax recovery on Corona's acquisition depletion charge	(899)	(3,372)	(2,726)	(9,753)
Share-based compensation	414	189	1,196	644
Foreign currency exchange gain	403	384	251	2,974
Unrealized gain on financial instruments at FVTPL
Loss on spin out of Cautivo Mining Inc.	-	4,412	-	4,412
Adjusted net income attributable to shareholders	$4,482	$4,993	$28,226	$20,241

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and nine months ended September 30, 2018 and 2017:

	Nine months ended					Nine months ended
(In thousand of US dollars, unless stated)	September 30, 2018					September 30, 2017
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		68,801	27,269	11,557	107,627	89,182	26,652	8,381	124,215
Reverse: Workers Profit Sharing		(3,732)	-	-	(3,732)	(3,178)	-	-	(3,178)
Reverse: D&A/Other adjustments		(13,531)	(7,411)	(2,483)	(23,424)	(40,083)	(7,596)	(2,684)	(50,363)
Reverse: Variation in Finished Inventory		(177)	489	(432)	(120)	691	(3,475)	24	(2,760)
Total Cash Cost		51,361	20,348	8,642	80,351	46,612	15,581	5,721	67,914
Tonnes Processed		838,285	759,106	128,600	1,725,991	757,270	660,250	71,730	1,489,250
Cash Cost per Tonne Processed	US$	61.27	26.80	67.20	46.55	61.55	23.60	79.76	45.60

	Three months ended					Three months ended
(In thousand of US dollars, unless stated)	September 30, 2018					September 30, 2017
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		22,536	10,146	4,146	36,828	31,416	8,942	2,373	42,731
Reverse: Workers Profit Sharing		(904)	-	-	(904)	(1,053)	-	-	(1,053)
Reverse: D&A/Other adjustments		(4,855)	(2,249)	(873)	(7,976)	(13,968)	(2,573)	(683)	(17,224)
Reverse: Variation in Finished Inventory		325	(826)	(25)	(526)	319	(632)	93	(220)
Total Cash Cost		17,102	7,072	3,248	27,422	16,714	5,737	1,783	24,234
Tonnes Processed		283,446	227,691	55,057	566,194	268,178	223,339	13,233	504,750
Cash Cost per Tonne Processed	US$	60.34	31.06	59.00	48.43	62.32	25.69	134.74	48.01

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2018 and 2017:

Yauricocha:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cash Cost per zinc equivalent payable pound
Total Cash Cost		17,102	16,714	51,361	46,612
Variation in Finished inventory		(325)	(319)	177	(691)
Total Cash Cost of Sales		16,777	16,395	51,538	45,921
Treatment and Refining Charges		2,599	3,485	7,538	7,986
Selling Costs		1,095	1,006	3,215	3,099
G&A Costs		1,808	1,482	5,555	4,210
Sustaining Capital Expenditures		906	3,528	5,143	9,476
All-In Sustaining Cash Costs		23,185	25,896	72,989	70,692
Silver Equivalent Payable Ounces (000's)		2,673	2,503	8,428	7,113
Cost of Sales		17,755	17,448	55,646	49,099
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.64	6.97	6.60	6.90
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.28	6.55	6.12	6.46
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.67	10.35	8.66	9.94
Copper Equivalent Payable Pounds (000's)		14,229	14,401	44,670	45,253
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.25	1.21	1.25	1.08
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.18	1.14	1.15	1.01
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.63	1.80	1.63	1.56
Zinc Equivalent Payable Pounds (000's)		34,824	31,027	99,791	96,264
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.51	0.56	0.56	0.51
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.48	0.53	0.52	0.48
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.67	0.83	0.73	0.73

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and nine months ended September 30, 2018 and 2017:

Bolivar:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cash Cost per copper equivalent payable pound
Total Cash Cost		7,072	5,737	20,348	15,581
Variation in Finished inventory		826	632	(489)	3,475
Total Cash Cost of Sales		7,897	6,369	19,858	19,056
Treatment and Refining Charges		1,115	1,019	3,226	3,543
Selling Costs		986	520	2,481	2,051
G&A Costs		707	539	2,636	1,743
Sustaining Capital Expenditures		326	4,072	1,755	8,163
All-In Sustaining Cash Costs		11,031	12,519	29,956	34,556
Silver Equivalent Payable Ounces (000's)		881	631	2,750	2,101
Cost of Sales		9,370	6,607	23,417	20,297
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.64	10.47	8.52	9.66
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.96	10.09	7.22	9.07
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.52	19.84	10.89	16.45
Copper Equivalent Payable Pounds (000's)		4,692	3,632	14,569	13,472
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.00	1.82	1.61	1.51
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.68	1.75	1.36	1.41
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.35	3.45	2.06	2.57
Zinc Equivalent Payable Pounds (000's)		11,482	7,826	32,626	28,572
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.82	0.84	0.72	0.71
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.69	0.81	0.61	0.67
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.96	1.60	0.92	1.21

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2018 and 2017:

Cusi:

CUSI		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cash Cost per silver equivalent payable ounce
Total Cash Cost		3,248	1,783	8,642	5,721
Variation in Finished inventory		25	(93)	432	(24)
Total Cash Cost of Sales		3,273	1,690	9,074	5,697
Treatment and Refining Charges		285	254	1,248	2,231
Selling Costs		217	180	545	450
G&A Costs		156	171	579	383
Sustaining Capital Expenditures		497	1,704	1,975	4,239
All-In Sustaining Cash Costs		4,428	3,999	13,421	13,000
Silver Equivalent Payable Ounces (000's)		232	77	618	385
Cost of Sales		1,727	1,451	5,140	4,456
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.44	18.84	8.32	11.57
Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.11	21.95	14.68	14.80
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.08	51.94	21.72	33.77
Copper Equivalent Payable Pounds (000's)		1,237	444	3,272	2,507
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.40	3.27	1.57	1.78
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.65	3.81	2.77	2.27
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.58	9.01	4.10	5.19
Zinc Equivalent Payable Pounds (000's)		3,029	957	7,429	5,297
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.57	1.52	0.69	0.84
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.08	1.77	1.22	1.08
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.46	4.18	1.81	2.45

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Total Cash Cost of Sales		27,948	24,454	80,471	70,674
All-In Sustaining Cash Costs		38,644	42,414	116,366	118,248
Silver Equivalent Payable Ounces (000's)		3,786	3,211	11,796	9,599
Cost of Sales		28,852	25,506	84,203	73,852
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.62	7.94	7.14	7.69
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.38	7.62	6.82	7.36
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.21	13.21	9.86	12.32
Copper Equivalent Payable Pounds (000's)		20,158	18,477	62,511	61,232
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.43	1.38	1.35	1.21
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.39	1.32	1.29	1.15
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.92	2.30	1.86	1.93
Zinc Equivalent Payable Pounds (000's)		49,335	39,810	139,846	130,133
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.58	0.64	0.60	0.57
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.57	0.61	0.58	0.54
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.78	1.07	0.83	0.91

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2017 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at September 30, 2018, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2019, or later periods:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company is in the process of determining the effect that the adoption of IFRS 16 will have on its consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2018.

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2018, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2018. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2018 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 22, 2018 available at www.sedar.com and at www.sec.gov under the Company’s name.

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

43

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2018
(In thousands of United States dollars, unless otherwise stated)

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

44